San Lotus Holding Inc.

3F B302C, No. 185 Kewang Road

Longtan Township, Taoyuan County 325

Taiwan (R.O.C.)

October 2, 2012

Securities and Exchange Commission, Division of Corporate Finance

Attn: Mr. Max A. Webb

100 F Street N.E.

Washington, D.C. 20549

Re:	San Lotus Holding Inc.
Registration Statement on Form S-1/A13
Filed September 19, 2012
File No. 333-176694

Dear Mr. Webb:

We are in receipt of your comment letter dated September 28, 2012 regarding the above-referenced filing. As requested in your letter, we have provided responses to the questions raised by the Commission’s Staff. For your convenience, the matters are listed below, followed by the Company’s responses.

Description of Business, page 22

1.	We note your response to our prior comment 2. Please revise your Operating Expenses discussion on page 23 to address the ongoing expenses related to owning a condominium.

RESPONSE: We have revised the registration statement at page 23 to address the ongoing expenses related to owning a condominium.

2.	In this regard please update the estimated cost to develop your business over the next 12 months and average monthly expenditure in the sixth paragraph on page 3 to also include ongoing condominium expenses.

RESPONSE: We have revised the registration statement at page 3 to include ongoing condominium expenses.

The Company acknowledges that:

·  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Max A. Webb

Securities and Exchange Commission

October 2, 2012

·  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Chen Tseng Chih Ying

Chen Tseng Chih Ying, Chief Executive Officer and Director